1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 6, 2020

Alberto H. Zapata, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Markets
Filing No: 811-23480

Dear Mr. Zapata:

We are writing in response to comments provided telephonically on March 2, 2020 with respect to Amendment no. 3 to the registration statement on Form N-2 (the “Registration Statement”) under the Investment Company Act of 1940, as amended (the “1940 Act”) and the corresponding SEC response letter (the “Response Letter”), both filed on February 14, 2020, on behalf of Conversus StepStone Private Markets (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.    Please remove the prior performance information contained in Appendix A from the registration statement.

Response 1.    The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz